LA ROSA HOLDINGS CORP.

1420 Celebration Blvd., 2nd Floor

Celebration, FL 34747

(321) 250-1799

August 20, 2025

VIA EDGAR

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attn: Ruairi Regan, Staff Attorney

Re:	La Rosa Holdings Corp. (the “Company”)

Registration Statement on Form S-1 (the “Registration Statement”)

File No. 333-289503

Acceleration Request

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, the Company respectfully requests that the effective date of the Registration Statement referred to above be accelerated so that it will be declared effective at 5:00 p.m., Eastern Time, on Friday, August 22, 2025, or as soon as thereafter possible.

Once the Registration Statement is effective, please verbally confirm the event with our counsel, Sichenzia Ross Ference Carmel LLP by calling Ms. Anna Chaykina at (347) 304-8598.

If you have any questions regarding this matter, please do not hesitate to contact Anna Chaykina at the number above.

Very truly yours,

LA ROSA HOLDINGS CORP.

By:	/s/ Joseph La Rosa
Joseph La Rosa
Chief Executive Officer